Press Release

Date: February 14, 2013

RedHill Biopharma Announces Date of 2012

Financial Results and Corporate Update

Conference Call

RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL), an Israeli biopharmaceutical company focusing primarily on development and acquisition of late clinical-stage, patent-protected, new formulations and combinations of existing drugs, announced that it plans to release its FY 2012 results on Tuesday, February 19th, 2013.

The Company will host a conference call and an audio webcast at 09:00am EST on Wednesday, February 20th, 2013.

To participate in the conference call please dial 1-866-966-9439 (domestic U.S., toll free) or +1-631-510-7498 (International) and use access code: 11015754 #.

The conference call will be broadcasted simultaneously and archived on the Company's website, http://ir.redhillbio.com/. To participate, please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software. The webcast replay will be available on RedHill’s website for 30 days.

About RedHill Biopharma Ltd.:

RedHill Biopharma is an emerging Israeli biopharmaceutical company focused primarily on the development of late clinical-stage, patent protected, new formulations and combinations of existing drugs. The Company's current product pipeline includes a once-daily formulation of a leading congestive heart failure and high blood pressure drug, a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, an oral thin film formulation of a leading drug for the treatment of acute migraine, a combination therapy for the treatment of Crohn's disease as well as Multiple Sclerosis (MS) disease, a combination therapy for the treatment of Helicobacter pylori bacteria causing ulcers, and an encapsulated formulation for bowel preparation ahead of certain gastro procedures. For more information please visit: www.redhillbio.com.

IR contact (US): Lauren Glaser Vice President The Trout Group +1-646-378-2972 lglaser@troutgroup.com	Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

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